UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

On March 10, 2023, SMX (Security Matters) PLC (f/k/a Empatan Public Limited Company) (the “Company”) issued a press release announcing that trueGold Consortium, a joint venture of the Company, has received Accreditation from The London Bullion Market Association (LBMA) for the SMX ethical gold supply chain assurance platform that enables transparency along the gold value chain from mine to refinery, terminal to market, and through recycling and reuse. trueGold was recognized along with four additional companies accredited for security features.

The LBMA identified trueGold’s platform as the only solution capable of applying a full lifecycle marking system for ethical gold supply chain assurance, tangible authentication and accurate proof of quality, quantity, and origin for ESG reporting in real time.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description
99.1	Press Release dated March 10, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 10, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer